SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the Month of August 02, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Telent PLC ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                                   telent plc

                 Recommended Cash Acquisition (the "Offer") by
                       Holmar Holdings Limited ("Holmar")
a company formed at the direction of Fortress Investment Group LLC ("Fortress")
                                       of
                     telent plc ("telent" or the "Company")

On 21 July, 2006 telent announced that the Court Meeting and EGM required to approve the Offer had been adjourned until Friday 4 August, 2006. In connection with the meetings on 21 July, 2006, over 40% of telent's shares had been voted via proxies and over 99.9% of these proxies had been voted in favour of the Offer, as the Board of telent unanimously recommended shareholders to do. However, Polygon Investment Partners LLP and Polygon Investment Partners LP (together, "Polygon"), the owner of approximately 14.7 million shares or 23.9% of the issued share capital of telent at the time of the adjourned Court Meeting and EGM, indicated through its SEC filings and in conversations with the management of telent that it intended to vote against the relevant resolutions. If Polygon had voted its shares against the resolutions then the Offer would have failed.

The management of telent and telent's advisers have held a number of discussions with Polygon in an attempt to address the matters highlighted by Polygon in their SEC filing in relation to the Offer, including: the adequacy of the consideration, the potential to restructure the proposed transaction, or the possible participation of Polygon in a consortium formed to acquire telent. These discussions have not resulted in any feasible proposal.

The Board of telent announces that its intention is not to support a further adjournment of the rescheduled Court Meeting and EGM, which are to be held on 4 August, 2006 to consider the resolutions required to approve the Offer.

The Board of telent wishes to (i) ensure that the circumstances surrounding the funds currently held in an escrow account ("Escrow Account") in respect of the Company's UK Pension Plan (the "Pension Plan") are understood, (ii) explain why the Board believes there will be no early release of such funds back to the Company, and (iii) reiterate its belief that the Offer price represents fair value.

The Escrow Account was put in place following the disposal by telent of its equipment and international services businesses to Ericsson on 25 October, 2005 to facilitate the distribution of 275 pence per share made to shareholders on 31 March, 2006 and to ensure that the Pension Plan could meet its obligations over the long term. The Board's view is that any release of funds from the Escrow Account to telent could not happen for many years and may never be possible. This view, formed over many months of consideration, is based on the following:

   -Firstly, there are legal restrictions relating to the Escrow Account. At
    31 March, 2006, the Pension Plan had assets and liabilities of approximately GBP2.7 billion, valued on an IAS19 basis. In addition, the Escrow Account had a balance of GBP490 million. Under the legally binding terms governing the Escrow Account, the funds in the Escrow Account can only be released to telent if either the total of the Pension Plan assets and the Escrow Account exceed 105% of the "buy out value" of the fund or if a buy out has been completed and surplus funds remain in the account. "Buy out" is defined in the terms governing the Escrow Account as the estimated cost of buying out the liabilities with an insurance company including the costs of winding up the Pension Plan. At present, the Board has been advised that a buy out of the Pension Plan would cost in the region of GBP3.7 billion which means that a release from the Escrow Account would only be possible if the cost of a buy out reduced by more than GBP500 million. During the last nine months, the Company, the trustee of the Pension Plan (the "Trustee") and their respective advisers have explored this (and other) options with many of the existing buy out providers and those considering entering the secondary pensions market, and the telent Board is convinced that there is no realistic prospect of this happening in the medium term.


   -Secondly, the telent Board has assessed potential calls by the Pension
    Plan on the Escrow Account on the basis that no buy out is possible. Included within the Escrow Account arrangements is an allowance for future improvements in mortality rates that will only be known over the long term. telent currently estimates that some GBP300 million of the monies in the Escrow Account could be needed to cover improvements in mortality. There is a possibility that increases in life expectancy will moderate and this use of the Escrow Account will not be required, but this would not be known for 20 years or more. The telent Board also considers that until buy out there is always the possibility that the Escrow Account may be required to cover shortfalls in investment returns. The Trustee has recently put in place inflation and interest rate hedging and, taking this into account, at 30 June, 2006, the Pension Plan had an IAS19 deficit of GBP102 million. The terms of the Escrow Account provide that IAS19 deficits are to be funded from the Escrow Account. Under these circumstances, the prospect of the Trustee (whose agreement would be required) releasing monies from the Escrow Account is remote. This view is supported by Watson Wyatt (the Pension Plan's actuaries) and the Trustee.

Furthermore, rather than contemplating a release from the existing Escrow Account, shareholders should also note that, in order for Holmar to obtain clearance from the Pensions Regulator for the Offer, the Pensions Regulator, the Trustee and Holmar have agreed to the establishment of an additional escrow account potentially to provide additional future funding of the Pension Plan, as detailed in the documents referred to in telent's circular to shareholders of 26 June 2006.

The telent Directors, who have been so advised by Morgan Stanley & Co. Limited ("Morgan Stanley") and Lazard & Co., Limited ("Lazard"), continue to believe that the terms of the Offer are fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken into account the commercial assessments of the telent Directors. Accordingly, the telent Directors unanimously recommend that all telent shareholders vote in favour of the Holmar offer at the rescheduled meetings to be held on 4 August, 2006.

Morgan Stanley and Lazard are acting for telent and no one else in connection with the Offer and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley and Lazard nor for providing advice in relation to the Offer.

                                 Ends

Press enquiries

Stephen Benzikie
tel: +44 (0) 20 7861 3879; mobile: +44 (0) 7740 038 929;
email: sbenzikie@bell-pottinger.co.uk

Geoff Callow
tel: +44 (0) 20 7861 3877; mobile: +44 (0) 7740 168 319;
email: gcallow@bell-pottinger.co.uk


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 02 August 2006